Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

June 26, 2019	NR 19-07

2019 Fieldwork Commences at BP Property, NV

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that the 2019 phase I field program at the Company’s BP project has commenced. The BP property is located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The 2019 program is funded by Hochschild Mining (US), Inc, a subsidiary of Hochschild Mining PLC under the terms of an option agreement signed in March, 2019.

“Our field crews finished up the first phase of work at Horsethief and have now moved to BP,” stated Jason Weber, P.Geo, President and CEO of Alianza. “BP is an early-stage prospect with little prior work on it but is located in a prospective region with favourable indications including that a sediment-hosted gold system is present on the property.”

BP Property

The BP property is located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. Alianza conducted a mapping and prospecting program in 2017 that identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additionally, the presence of features such as dissolution collapse breccias associated with barite and silicification in the proximity of gold mineralization suggest fluid-flow conduits.

The 2019 program is expected to occur in two phases. The first consisting of mapping and geochemical sampling will occur in June and July, with a second phase of detailed mapping and sampling, and possibly geophysics to be completed in September.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC (LON: HOC) and Coeur Mining, Inc. (NYSE: CDE).

The Company has 60.5 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.